FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

ComputerWeekly.com: PeopleSoft in £1bn Swoop for JD Edwards
June 2, 2003

Monday 2 June 2003

PeopleSoft in £1bn swoop for JD Edwards

PeopleSoft is to acquire JD Edwards in a move that creates the world’s second-largest enterprise applications software company.

The $1.7bn (£1bn) deal will give the combined group more than 11,000 customers in 150 countries.

“The combination of JD Edwards and PeopleSoft is a winning one for customers. Both midsized and large enterprise customers will have access to the broadest suite of integrated enterprise software applications in the world,” said PeopleSoft president and chief executive officer Craig Conway.

Conway said that PeopleSoft had a strong enterprise portfolio with a focus on HR and financials, while JD Edwards was strong in the mid market.

The merger would provide PeopleSoft with JD Edwards’ skills in manufacturing and the AS/400 platform, he added.

Writing earlier this year, Giga analyst Byron Miller noted that, “JD Edwards is re-emerging as the clear midmarket leader in its chosen industries: manufacturing and distribution, asset intensive, and projects and services.

“It remains the only one of the tier-one ERP [enterprise resource planning] vendors (SAP, Oracle, PeopleSoft, JD Edwards) to be fully focused on the midmarket.”

PeopleSoft’s Conway admitted the merged company would have some product overlaps but said there was very little overlap among users. However, he did note that in the last quarter a third of new PeopleSoft customers were mid-market companies.

JD Edwards UK customers include oil giants Shell and BP, pharmaceutical company SmithKlineBeecham, building firms Miller Construction and Foster Wheeler, and services company WS Atkins

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.